UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares “), at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Statement is hereby amended and supplemented by inserting the following paragraph after the last paragraph in the section of the Statement entitled “Background of the Offer”:

        In connection with the submission by Air Products of its Notice of Intent to Nominate Individuals for Election as Directors and Propose Stockholder Business at the 2010 Annual Meeting of Stockholders of Airgas, a representative of counsel to Air Products requested that counsel to Airgas inform the Board of Directors that Air Products requested an opportunity to meet with the Board of Directors of Airgas to negotiate regarding its $60 per share proposal. Airgas’ counsel advised Air Products’ counsel that the Board of Directors of Airgas had previously determined that it did not believe there was any reason to meet to negotiate a proposal to acquire Airgas at $60 per share but that Air Products’ request to meet would be communicated to the Board of Directors.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description

(a)(22)	Press release issued by Airgas, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on May 13, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/s/ ROBERT H. YOUNG, JR.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: May 13, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(22)	Press release issued by Airgas, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on May 13, 2010).